CUSIP NO. 584949 10 1                                       Page 1 of 10 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. )1

                                 MedQuist Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  584949 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Welsh, Carson, Anderson                        William J. Hewitt, Esq.
  & Stowe VI, L.P,                             Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500                    Maynard & Kristol
New York, New York  10022                      45 Rockefeller Plaza
Attention:  Laura VanBuren                     New York, New York  10111
Tel. (212) 893-9500                            Tel. (212) 841-5700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 10, 1998
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securites, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 584949 10 1                                       Page 2 of 10 Pages

1)   Name of Reporting Person                          Welsh, Carson, Ander-
     S.S. or I.R.S. Identification                     son & Stowe VI, L.P.
     No. of Above Person
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                              (a) [X]
     if a Member of a Group                                 (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                                        OO
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                        Delaware
--------------------------------------------------------------------------------
Number of                                  7)  Sole Voting  3,275,880 shares of
Shares Beneficially                            Power        Common Stock, no par
Owned by Each                                               value ("Common
Person With                                                 Stock")
                                           -------------------------------------
                                           8)  Shared Voting
                                               Power             -0-
                                           -------------------------------------
                                           9)  Sole Disposi- 3,275,880 shares of
                                               tive Power    Common Stock
                                           -------------------------------------
                                           10) Shared Dis-
                                               positive Power    -0-
                                           -------------------------------------
11)  Aggregate Amount Beneficially                           3,275,880 shares of
     Owned by Each Reporting Person                          Common Stock
--------------------------------------------------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
--------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                                          10.1%
     Amount in Row (11)
--------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                                  PN

CUSIP NO. 584949 10 1                                       Page 3 of 10 Pages

1)   Name of Reporting Person                            WCAS Healthcare
     S.S. or I.R.S. Identification                       Partners, L.P.
     No. of Above Person
--------------------------------------------------------------------------------
2)   Check the Appropriate Box                                (a) [X]
     if a Member of a Group                                   (b) [ ]
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds                                          OO
--------------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                                          Delaware
--------------------------------------------------------------------------------
Number of                                  7) Sole Voting     38,880 shares of
Shares Beneficially                           Power           Common Stock
Owned by Each                              -------------------------------------
Reporting Person
With                                       8) Shared Voting
                                              Power             -0-
                                           -------------------------------------
                                           9) Sole Disposi-   38,880 shares of
                                              tive Power      Common Stock
                                           -------------------------------------
                                           10)  Shared Dis-
                                                positive Power  -0-
                                           -------------------------------------
11)  Aggregate Amount Beneficially                            38,880 shares of
     Owned by Each Reporting Person                           Common Stock

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                            0.1%
     Amount in Row (11)

14)  Type of Reporting
     Person                                                    PN

CUSIP NO. 584949 10 1                                       Page 4 of 10 Pages

                                  Schedule 13D
                                  ------------

Item 1.   Security and Issuer.
          --------------------

          This statement relates to the Common Stock, no par value (the "Common Stock"), of MedQuist Inc., a New Jersey corporation ("MedQuist" or the "Issuer"). The principal executive offices of the Issuer are located at Five Greentree Centre, Suite 311, Marlton, New Jersey 08053.

Item 2.   Identity and Background.
          -----------------------

          (a) Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of Welsh, Carson, Anderson & Stowe VI, L.P., a Delaware limited partnership ("WCAS VI"), and WCAS Healthcare Partners, L.P., a Delaware limited partnership ("WCAS HP"). WCAS VI and WCAS HP are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The Agreement between the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

          WCAS VI
          -------

          (b)-(c) WCAS VI is a Delaware limited partnership. The principal business of WCAS VI is that of a private investment partnership. The sole general partner of WCAS VI is WCAS VI Partners, L.P., a Delaware limited partnership ("VI Partners"). The principal business of VI Partners is that of acting as the general partner of WCAS VI. The principal business and principal office address of WCAS VI, VI Partners and the general partners of VI Partners is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of VI Partners are citizens of the United States, and their respective principal occupations are set forth below.

          WCAS HP
          -------

          (b)-(c) WCAS HP is a Delaware limited partnership. The principal business of WCAS HP is that of a private investment partnership. The sole general partner of WCAS HP is WCAS HP Partners, a Delaware general partnership ("HP Partners"). The principal business of HP Partners is that of acting as the general partner of WCAS HP. The principal business and principal office address of WCAS HP, HP Partners and the general partners

CUSIP NO. 584949 10 1                                       Page 5 of 10 Pages

of HP Partners is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of HP Partners are citizens of the United States, and their respective principal occupations are as follows:

General Partners                    Occupation
----------------                    ----------

Patrick J. Welsh           General Partner, VI Partners and HP Partners

Russell L. Carson          General Partner, VI Partners and HP Partners

Bruce K. Anderson          General Partner, VI Partners

Richard H. Stowe           General Partner, VI Partners

Thomas E. McInerney        General Partner, VI Partners

Andrew M. Paul             General Partner, VI Partners

Laura VanBuren             General Partner, VI Partners

Robert A. Minicucci        General Partner, VI Partners

Anthony J. deNicola        General Partner, VI Partners

Paul B. Queally            General Partner, VI Partners

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds and Other Consideration.
          --------------------------------------------------

          This statement relates to the acquisition by the Reporting Persons of an aggregate 3,314,760 shares of Common Stock pursuant to an Agreement and Plan of Merger made on September 18, 1998, by and among the Issuer, Mercury Acquisition

CUSIP NO. 584949 10 1                                       Page 6 of 10 Pages

Corporation, a Missouri corporation and a wholly-owned subsidiary of the Issuer ("Sub"), and The MRC Group, Inc., a Missouri corporation ("MRC") (the "Merger Agreement"). The Merger Agreement is incorporated as Exhibit B hereto by reference to Annex A to the Joint Proxy Statement/Prospectus dated November 3, 1998 contained in the Issuer's Registration Statement on Form S- 4, as filed with the Securities and Exchange Commission on October 30, 1998 (the "Form S-4"), and any description thereof is qualified in its entirety by reference thereto.

          As provided in the Merger Agreement, effective December 10, 1998 Sub merged with and into MRC (the "Merger"), upon which the separate existence of Sub ceased, leaving MRC as the surviving corporation and a wholly-owned subsidiary of the Issuer. As a result of the Merger, each share of common stock and preferred stock of MRC was converted into the right to receive such number of shares of MedQuist Common Stock as calculated in accordance with Section 2.4 of the Merger Agreement. The general partners of the respective general partners of the Reporting Persons who were shareholders of MRC also acquired MedQuist Common Stock in the Merger. The Common Stock issued in the Merger was registered under the Securities Act of 1933, as amended, pursuant to the Form S-4.

Item 4.   Purpose of Transaction.
          ----------------------

          The purpose of the transaction described in Item 3 above was to effect the acquisition of MRC by the Issuer.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          The following information is based on a total of 32,300,000 shares of Common Stock outstanding after the completion of the Merger:

          (a)

          WCAS VI and VI Partners
          -----------------------

          WCAS VI owns 3,275,880 shares of Common Stock, or approximately 10.1% of the Common Stock outstanding. VI Partners, as the general partner of WCAS VI, may be deemed to beneficially own the securities owned by WCAS VI.


          WCAS HP and HP Partners
          -----------------------

          WCAS HP owns 38,880 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. HP Partners,

CUSIP NO. 584949 10 1                                       Page 7 of 10 Pages

as the general partner of WCAS HP, may be deemed to beneficially own the securities owned by WCAS HP.

          General Partners of VII Partners and HP Partners
          ------------------------------------------------

          (i)Patrick J. Welsh owns 19,469 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (ii) Russell L. Carson owns 19,469 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 18,963 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (iv) Richard H. Stowe owns 5,855 shares of Common Stock (including 3,917 shares held in an IRA account), or less than 0.1% of the Common Stock outstanding.

          (v) Andrew M. Paul owns 3,917 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vi) Thomas E. McInerney owns 2,956 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vii) Laura VanBuren owns 377 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The general partners of each of VI Partners and HP Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Common Stock owned by WCAS VI and WCAS HP, respectively. Each of the general partners of VI Partners and HP Partners disclaims beneficial ownership of all shares of Common Stock other than the shares he or she owns directly or by virtue of his or her indirect pro rata interest, as a partner of VI Partners and/or HP Partners, as the case may be, in the shares owned by WCAS VI and/or WCAS HP.

          (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the Common Stock in the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares owned by WCAS VI or WCAS HP.

          (e) Not Applicable.

CUSIP NO. 584949 10 1                                       Page 8 of 10 Pages


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities
          of the Issuer.
          ------------------------------------------

          As a condition to the Merger Agreement, the Reporting Persons, as affiliates of MRC, were required to deliver Affiliate Letters to MedQuist stating, among other things, that they would not sell or otherwise transfer, dispose of or reduce their risk with respect to any of their securities of MRC or of MedQuist (except under the de minimus exception to the rules governing "pooling-of-interests" transactions) until MedQuist shall have published financial results covering at least 30 days of post-Merger combined operations of MedQuist and MRC and thereafter, except in compliance with applicable federal and state securities laws. A Form of Affiliate Letter is Exhibit C to the Merger Agreement, and any description thereof is qualified in its entirety by reference thereto.

Item 7.   Material to Be Filed as Exhibits.

          Exhibit A - Group Agreement (Appears at Page 10)

          Exhibit B - Merger Agreement (Incorporated by Reference to Annex A to the Joint Proxy Statement/Prospectus dated November 3, 1998 contained in the Issuer's Registration Statement on Form S-4, as filed on October 30, 1998)

CUSIP NO. 584949 10 1                                       Page 9 of 10 Pages


                                   Signature
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 1998


                                    WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                                    By:  WCAS VI Partners, L.P., General Partner


                                    By: /s/ Laura VanBuren
                                    ----------------------------
                                            General Partner


                                    WCAS HEALTHCARE PARTNERS, L.P.
                                    By:  WCAS HP Partners, General Partner


                                    By: /s/ Laura VanBuren
                                    ----------------------------
                                            Attorney-in-Fact

CUSIP NO. 584949 10 1                                       Page 10 of 10 Pages

                                                                       EXHIBIT A
                                                                       ---------

                                   AGREEMENT
                                       OF
                    WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                       AND WCAS HEALTHCARE PARTNERS, L.P.


                           Pursuant to Rule 13d-1(k)
                           -------------------------


          The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated: December 10, 1998


                                    WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                                    By:  WCAS VI Partners, L.P., General Partner


                                    By: /s/ Laura VanBuren
                                    ----------------------------
                                            General Partner


                                    WCAS HEALTHCARE PARTNERS, L.P.
                                    By:  WCAS HP Partners, General Partner


                                    By: /s/ Laura VanBuren
                                    ----------------------------
                                            Attorney-in-Fact